# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Flexible Solutions International Inc., CIK 0001069394
CUSIP: 33938T104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6001 54 Ave, Taber, Alberta Canada (A0), T1G 1X4
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001398344-19-002270
Filed by CIK 0001287075

## Reporting persons
- Comprehensive Financial Planning, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Georgia (GA); sole voting power 1,258,521; shared voting power 0; sole dispositive power 0; shared dispositive power 1,258,521; aggregate amount beneficially owned 1,258,521 (10.1% of the class)

## Item 1. Issuer
Name of issuer: Flexible Solutions International Inc.
Address of issuer's principal executive offices: 6001 54 Ave, Taber, Alberta, Canada T1G 1X4

## Item 2. Person Filing
Name of person filing: (1) Comprehensive Financial Planning, Inc.
Address of principal business office or, if none, residence: 3554 Mill Road, Gainesville, GA 30504
Citizenship: Georgia Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,258,521
Percent of class: 10.10
Sole power to vote or to direct the vote: 1,258,521
Shared power to vote or to direct the vote: None
Sole power to dispose or to direct the disposition: None
Shared power to dispose or to direct the disposition: 1,258,521

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the reported shares of Common Stock set forth in Item 4 are owned by investment advisory clients of Comprehensive Financial Planning, Inc., which is deemed to be a beneficial owner of those shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to its discretionary power to make investment decisions over such shares for its clients and its ability to vote such shares. In all cases, persons other than Comprehensive Financial Planning, Inc. have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares. No investment advisory client of Comprehensive Financial Planning, Inc. is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Issuer's Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Comprehensive Financial Planning, Inc.: /s/ Raymond L. Howe, Raymond L. Howe, President (01/24/2025)